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                             RENAL CARE GROUP, INC.
                        2525 West End Avenue, Suite 600
                           Nashville, Tennessee 37203

                                October 8, 2004


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Jeffrey P. Riedler

         Re: Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-114607), as amended

Dear Mr. Riedler:

         Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the "Act"), Renal Care Group, Inc., a Delaware corporation (the "Registrant"), and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the "Co-Registrants"), hereby make this application to withdraw the Registration Statement on Form S-4, File No. 333-114607, filed by the Registrant and the Co-Registrants with the Securities and Exchange Commission (the "Commission"), as amended, and all exhibits thereto (collectively, the "Registration Statement"). The Registrant and Co-Registrants wish to withdraw the Registration Statement because we were advised by the Commission staff that Form S-4 is not available for the stated purpose.

         The Commission has not declared the Registration Statement effective. No securities were sold or exchanged in connection with the transactions contemplated by the Registration Statement.

         If you have any questions regarding this application for withdrawal, please contact the Registrant's legal counsel, Steven L. Pottle, at (404) 881-7554.


                                    Very truly yours,

                                    /s/ David M. Dill

                                    David M. Dill

                                    Agent for Service and Executive Vice
                                    President and Chief Financial Officer


cc:    Sonia Barros, Esq.
       Douglass B. Chappell, Esq.
       Steven L. Pottle, Esq.


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                                    ANNEX A

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
NNA of Oklahoma, Inc.                                    Renal Care Group of the Southeast, Inc.
NNA of Georgia, Inc.                                     Northeast Alabama Kidney Clinic, Inc.
NNA of Alabama, Inc.                                     Renal Care Group Texas, Inc.
NNA Management Company of Kentucky, Inc.                 Dialysis Management Corporation
National Nephrology Associates Management Company of     RCG PA Merger Corp.
  Texas, Inc.
NNA of Nevada, Inc.                                      STAT Dialysis Corporation
National Nephrology Associates Credit Corporation        Angleton Dialysis, Inc.
NNA of Toledo, Inc.                                      Brazoria Kidney Center, Inc.
NNA of Rhode Island, Inc.                                Fondren Dialysis Clinic, Inc.
NNA Properties of New Jersey, Inc.                       Wharton Dialysis, Inc.
NNA Management Company of Louisiana, Inc.                Jefferson County Dialysis, Inc.
Renex Corp.                                              KDCO, Inc.
Renex Management Services, Inc.                          Lawton Dialysis Inc.
Dialysis Services of Atlanta, Inc.                       Little Rock Dialysis, Inc.
Renex Dialysis Clinic of Penn Hills, Inc.                Northwest Dialysis, Inc.
Renex Dialysis Clinic of Shaler, Inc.                    RenaLab, Inc.
Renex Dialysis Clinic of Doylestown, Inc.                RCG Finance, Inc.
Renex Dialysis Clinic of Amesbury, Inc.                  RenalPartners, Inc.
Renex Dialysis Clinic of North Andover, Inc.             RenalNet, Inc.
Renex Dialysis Clinic of South Georgia, Inc.             Wound Care Group, Inc.
Renex Dialysis Clinic of Creve Couer, Inc.               Diabetes Care Group, Inc.
Renex Dialysis Clinic of St. Louis, Inc.                 Renal Care Group Arizona, Inc.
Renex Dialysis Clinic of Bridgeton, Inc.                 Renal Care Group Northwest, Inc.
Renex Dialysis Clinic of Union, Inc.                     RenalNet Arizona, Inc.
Renex Dialysis Homecare of Greater St. Louis, Inc.       RCG University Division, Inc.
Renex Dialysis Clinic of Maplewood, Inc.                 R.C.G. Supply Company
Renex Dialysis Clinic of University City, Inc.           Renal Care Group Alaska, Inc.
Renex Dialysis Facilities, Inc.                          Renal Care Group Southwest Holdings, Inc.
Renex Dialysis Clinic of Bloomfield, Inc.                Dialysis Centers of America-- Illinois, Inc.
Renex Dialysis Clinic of Orange, Inc.                    SSKG, Inc.
Renex Dialysis Clinic of Philadelphia, Inc.              Renal Care Group Ohio, Inc.
Renex Dialysis Clinic of Pittsburgh, Inc.                Physicians Dialysis Company, Inc.
Renex Dialysis Clinic of Woodbury, Inc.                  Dialysis Licensing Corp.
Renex Dialysis Clinic of Tampa, Inc.                     RCGIH, Inc.
Dialysis Associates Medical Supply, LLC                  Renal Care Group Southwest, L.P.
NNA-Saint Barnabas, L.L.C                                Arizona Renal Investments, LLC
NNA-Saint Barnabas -- Livingston, L.L.C                  RCG Indiana, L.L.C
NNA of Oklahoma, L.L.C                                   Kidney Disease Center of the Ozarks, L.L.C
NNA of Louisiana, LLC                                    Stuttgart Dialysis, LLC
Doylestown Acute Renal Services, L.L.C                   RCG West Health Supply, L.C
NNA of Newark, L.L.C                                     Renal Care Group Texas, LP
National Nephrology Associates of Texas, L.P.
NNA Properties of Kentucky, Inc.
NNA Properties of Tennessee, Inc.
NNA Transportation Services Corporation
Renal Care Group East, Inc.
Renal Care Group Michigan, Inc.
Michigan Home Dialysis Center, Inc.
Renal Care Group of the Midwest, Inc.
Four State Regional Dialysis Center, Inc.
Fort Scott Regional Dialysis Center, Inc.
Miami Regional Dialysis Center, Inc.
RCG Mississippi, Inc.
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